

Memorandum of Agreement

an indenture of the Unit Investment Trust

HEISEY JEFFREY WALTER DBA JEFFREY WALTER HEISEY

Pursuant to the issuance of securities and the operations thereof; the parties within, are in agreement as to their business role, affiliation, and the lawful purpose / policy of the Trust.

Depositors of the Trust:

1. JEFFREY WALTER HEISEY
   General Post-Office
   West Oakland Park Boulevard – 1900
   Fort Lauderdale, UM UM-99

2. Heisey, Jeffrey Walter dba JEFFREY WALTER HEISEY
   1314 E LAS OLAS BLVD STE 610, FORT LAUDERDALE, FL 33301

Custodian / Underwriter of the Trust:

3. HEISEY JEFFREY WALTER
   General Post-Office
   West Oakland Park Boulevard – 1900
   Fort Lauderdale, UM UM-99

Securities in Trust: SEC FILES: 001-36314

Trust Issuance Class: Depositary Receipts

Acting as a Natural Person in the role of Custodian of the Trust, and under penalty of perjury under the laws of the United States of America, the undersigned does hereby certify this document and the information within as true and correct.

Executed: May 28, 2014

Jeffrey Walter Heisey

Jeffrey Walter Heisey, Natural Person and Principal